UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended: December 31, 1998

OR

[ ] TRANSITION REPORT PURSANT TO SECTION 13 OR (15d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission File No.: 0-11927

MOTO PHOTO, INC. SALARY SAVINGS PLAN

(Full title of the plan)

Moto Photo, Inc.

(Name of issuer)

4444 Lake Center Drive, Dayton, Ohio 45426

(Address and principal executive office)

Moto Photo, Inc. Salary Savings Plan

Contents

Page(s)

Report of Independent Auditors 1

Audited Financial Statements

Statements of Assets Available for Benefits (Modified Cash Basis)

as of December 31, 1998 and 1997 3

Statement of Changes in Assets Available for Benefits (Modified Cash Basis)

for the Year Ended December 31, 1998 4

Notes to Financial Statements 7-11

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes 11

Line 27d - Schedule of Reportable Transactions 12

Signature

Exhibit

Consent of Independent Auditors Exhibit 1

Report of Independent Auditors

Moto Photo, Inc. Salary Savings Plan

We have audited the accompanying statements of assets available for benefits (modified cash basis) of Moto Photo, Inc. Salary Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in assets available for benefits (modified cash basis) for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's assets available for benefits (modified cash basis) as of December 31, 1998 and 1997, and changes therein (modified cash basis) for the year ended December 31, 1998, on the basis of accounting described in Note 2.

The information presented in the Schedule of Assets Held for Investment Purposes and Reportable Transactions that accompanies the Plan's financial statements does not disclose the historical cost of investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules (modified cash basis) have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Ernst & Young LLP

May 21, 1999

Moto Photo, Inc. Salary Savings Plan

Statements of Assets Available for Benefits (Modified Cash Basis)
	December 31
	1998	1997
Assets
Investments, at fair value:
TA Stable Value Fund	$ 134,075	$ 619,043
TA Aim Constellation Fund	60,567	42,798
TA Brandywine Fund	40,809	56,324
TA Fidelity ContraFund	145,964	100,044
TA Fidelity Equity Income II Fund	207,998	121,826
TA Fidelity Low Price Stock Fund	84,038	74,723
TA Janus Fund	176,550	115,878
TA Janus Worldwide Fund	293,659	211,005
TA Loomis Sayles Bond Fund	32,354	28,423
TA Putman Asset Allocation: Balanced	340,425	76,186
TA Putman Asset Allocation: Conservative	11,464	7,397
TA Putman Asset Allocation: Growth	39,846	18,366
TA PBHG Emerging Growth Fund	76,119	66,316
TA PBHG Growth Fund	45,155	82,686
TA Putman Diversified Income Fund	11,912	8,224
TA Strong Government Securities Fund	8,394	7,542
TA Stein Roe Capital Opportunities Fund	31,346	29,425
TA Balanced Fund	424,445	111,770
TA Bond Fund	58,135	14,434
TA Equity Fund	427,669	253,903
TA Equity Index Fund	163,318	113,088
TA Templeton Foreign Fund	59,277	62,557
TA T Rowe Price International Bond Fund	7,678	6,370
Moto Photo, Inc. Common Stock	57,752	41,635
Participant loans	46,001	23,784
	46,001	23,784
Assets available for benefits	$ 2,984,950	$ 2,293,747

See accompanying notes.
Moto Photo, Inc. Salary Savings Plan Statement of Changes in Assets Available for Benefits (Modified Cash Basis) Year ended December 31, 1998

	Fund Information
	TA Stable Value Fund	TA Aim Constel lation Fund	TA Brandywine Fund	TA Fidelity Contra Fund	TA Fidelity Equity Income II Fund	TA Fidelity Low Price Stock Fund	TA Janus Fund	TA Janus Worldwide Fund	TA Loomis Sayles Bond Fund

Assets available for benefits
at January 1, 1998	$ 619,043	$ 42,798	$ 56,324	$ 100,044	$ 121,826	$ 74,723	$ 115,878	$ 211,005	$ 28,423

Additions
Contributions from
employees and employer match	33,525	9,319	19,337	14,866	19,030	13,510	13,848	40,975	6,566
Discretionary employer contributions	-	-	-	-	-	-	-	-	-
Dividends and interest	9,122	-	-	-	-	-	-	-	-
	42,647	9,319	19,337	14,866	19,030	13,510	13,848	40,975	6,566

Deductions
Participant withdrawals	106,302	388	1,584	1,565	644	498	1,390	1,955	40
Administrative expenses	1,387	428	439	1,016	1,327	679	1,196	2,233	246
	107,689	816	2,023	2,581	1,971	1,177	2,586	4,188	286
Net (deductions) additions	(65,042)	8,503	17,314	12,285	17,059	12,333	11,262	36,787	6,280

Transfers (to) from other funds	(419,926)	316	(29,610)	349	34,986	(2,426)	1,694	(5,370)	(3,608)

Net realized and unrealized
appreciation (depreciation) in
fair value of investments	-	8,950	(3,219)	33,286	34,127	(592)	47,716	51,237	1,259
Assets available for benefits
at December 31, 1998	$ 134,075	$ 60,567	$ 40,809	$ 145,964	$ 207,998	$ 84,038	$ 176,550	$ 293,659	$ 32,354

See accompanying notes.
Moto Photo, Inc. Salary Savings Plan Statement of Changes in Assets Available for Benefits (Modified Cash Basis) (continued) Year ended December 31, 1998

	Fund Information
	TA Putman Asset Allocation:Balanced	TA Putman Asset Allocation:Conser- vative	TA Putman Asset Allocation:Growth	TA PBHG Emerging Growth Fund	TA PBHG Growth Fund	TA Putman Diversified Income Fund	TA Strong Govern-ment Securities Fund	TA Stein Roe Capital Oppor-tunities Fund	TA Balanced Fund	TA Bond Fund

Assets available for benefits
at January 1, 1998	$ 76,186	$ 7,397	$ 18,366	$ 66,316	$ 82,686	$ 8,224	$ 7,542	$ 29,425	$ 111,770	$ 14,434

Additions
Contributions from employees
and employer match	7,632	3,950	18,349	9,837	10,348	3,804	1,711	4,388	14,269	3,904
Discretionary employer contributions	30,000	-	-	-	-	-	-	-	30,000	-
Dividends and interest	-	-	-	-	-	-	-	-	-	-
	37,632	3,950	18,349	9,837	10,348	3,804	1,711	4,388	44,269	3,904

Deductions
Participant withdrawals	11,334	648	877	665	828	-	488	281	13,786	377
Administrative expenses	2,538	80	250	588	602	87	66	259	2,969	225
	13,872	728	1,127	1,253	1,430	87	554	540	16,755	602
Net (deductions) additions	23,760	3,222	17,222	8,584	8,918	3,717	1,157	3,848	27,514	3,302

Transfers (to) from other funds	203,967	62	261	(1,118)	(39,047)	283	(745)	(1,278)	195,126	38,509

Net realized and unrealized
appreciation (depreciation) in
fair value of investments	36,512	783	3,997	2,337	(7,402)	(312)	440	(649)	90,035	1,890
Assets available for benefits
at December 31, 1998	$ 340,425	$ 11,464	$ 39,846	$ 76,119	$ 45,155	$ 11,912	$ 8,394	$ 31,346	$ 424,445	$ 58,135

See accompanying notes.

Moto Photo, Inc. Salary Savings Plan
Statement of Changes in Assets Available for Benefits (Modified Cash Basis) (continued)
Year ended December 31, 1998

	Fund Information
	TA Equity Fund	TA Equity Index Fund	TA Templeton Foreign Fund	TA T Rowe Price International Bond Fund	Moto Photo, Inc. Common Stock	Participant Loans	Total

Assets available for benefits
at January 1, 1998	$ 253,903	$ 113,088	$ 62,557	$ 6,370	$ 41,635	$ 23,784	$ 2,293,747

Additions
Contributions from employees and
employer match	92,421	32,372	4,642	589	31,666	-	410,858
Discretionary employer contributions	-	-	-	-	-	-	60,000
Dividends and interest	-	-	-	-	-	-	9,122
	92,421	32,372	4,642	589	31,666	-	479,980

Deductions
Participant withdrawals	6,355	3,750	155	106	2,287	-	156,303
Administrative expenses	2,766	1,110	542	61	-	-	21,094
	9,121	4,860	697	167	2,287	-	177,397
Net (deductions) additions	83,300	27,512	3,945	422	29,379	-	302,583

Transfers (to) from other funds	(28,441)	(9,423)	(3,472)	-	46,694	22,217	-

Net realized and unrealized
appreciation (depreciation) in
fair value of investments	118,907	32,141	(3,753)	886	(59,956)	-	388,620
Assets available for benefits
at December 31, 1998	$ 427,669	$ 163,318	$ 59,277	$ 7,678	$ 57,752	$ 46,001	$ 2,984,950

See accompanying notes.

Moto Photo, Inc. Salary Savings Plan

Notes to Financial Statements

December 31, 1998

1. Description of the Plan

The following description of the Moto Photo, Inc. (Company and Plan Sponsor) Salary Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Moto Photo, Inc. who have completed six months of service and are at least age 20 1/2. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Contributions made to the Plan may be comprised of employee and employer contributions. Employees may direct that up to 20 percent of their compensation be deducted and contributed to the Plan. Employer matching contributions are made solely at the discretion of the Company. Employer non-matching contributions are made solely at the discretion of the Company.

Participant Accounts

Participants may allocate their contribution among any of the twenty-three funds available under the Plan or to Moto Photo, Inc. common stock. In addition, participants may elect to change their investment option quarterly. Employee contributions and related earnings are immediately vested. Employer contributions are allocated among the twenty-three funds and Moto Photo, Inc. common stock at the discretion of the Company. The employer contribution will be allocated to the accounts of eligible participants in proportion to each such person's age-adjusted compensation. Age-adjusted compensation is determined by multiplying each participant's compensation earned during the plan years as a participant by the interest factor specified in the plan documents. Employer contributions become vested to the employee at a rate of 20 percent per year beginning with the second year, and are fully vested after six full years of continuous service. Forfeitures of nonvested employer contributions are allocated to the participants of the Plan annually.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or the lessor of 50 percent of their vested balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Such loans bear interest at the prime rate plus 1 1/2 percent and are due in accordance with a signed promissory note. Principal and interest is paid ratably through monthly payroll deductions.

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant account will be transferred to an annuity which is sponsored outside of the Plan.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Moto Photo, Inc. Salary Savings Plan (the Plan) are maintained on a modified cash basis. The modified cash basis reflects the accounting records on a cash basis, with an adjustment of investments to fair value. Such accounting practices are prescribed or permitted by the Department of Labor; however, this practice differs from generally accepted accounting principles. Accordingly, the accompanying financial statements and schedules are not intended to present financial position and results of operations in conformity with generally accepted accounting principles. The effect on the financial statements of conforming to generally accepted accounting principles has not been determined.

Investment Valuation

Investments in pooled separate accounts are reported at the redemption value of units of participation owned. The Company's common stock is valued at the last sales price reported on the NASDAQ Small-Cap Market on the last day of the Plan year. Securities representing shares in mutual funds are stated at the net asset value as reported by the fund. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on a cash basis.

3. Investments

The following table presents individual investments that represented 5 percent or more of the fair value of assets available for benefits for the years ended December 31:

	1998	1997

TA Stable Value Fund	$ -	$ 619,043
TA Fidelity Equity Income II Fund	207,998	121,826
TA Janus Fund	176,550	115,878
TA Janus Worldwide Fund	293,659	211,005
TA Putnam Asset Allocation: Balanced	340,425	-
TA Balanced Fund	424,445	-
TA Equity Fund	427,669	253,903
TA Equity Index Fund	163,318	-

3. Investments (continued)

The components of the net appreciation (depreciation) in the fair value of investments (including investments bought, sold, and held during the year) quoted at market prices are as follows:

1998
Pooled separate accounts	$ 448,576
Common stock	(59,956)
$ 388,620

4. Income Tax Status

The Internal Revenue Service (IRS) ruled on December 19, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. The Plan was subsequently amended and restated on November 1, 1997. The Plan Sponsor has the intent to apply for a determination letter for the restated plan from the IRS stating that the Plan is qualified under Section 401(a) of the IRC. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. Transactions with Parties-in-Interest

At December 31, 1998, the Plan is invested in common stock of the Plan Sponsor. The Plan invests in pooled separate accounts and mutual funds which are sponsored by the Plan's custodian.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7. Year 2000 Issue (Unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become Year 2000 compliant. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

Supplemental Schedules

Moto Photo, Inc. Salary Savings Plan

EIN Number 31-1080650 / Plan No. 001

Lines 27a - Schedule of Assets Held for Investment Purposes

December 31, 1998
Identity of issue, borrower, lessor, or similar party	Description of investment including matuity date, rate of interest, collateral par or maturity value	Cost	Current Value

Pooled separate accounts:
TA Stable Value Fund**	134,075 units	*	$ 134,075
TA Aim Constellation Fund**	1,382 units	*	60,567
TA Brandywine Fund**	1,077 units	*	40,809
TA Fidelity ContraFund**	2,641 units	*	145,964
TA Fidelity Equity Income II Fund**	4,268 units	*	207,998
TA Fidelity Low Price Stock Fund**	1,913 units	*	84,038
TA Janus Fund**	4,282 units	*	176,550
TA Janus Worldwide Fund**	7,242 units	*	293,659
TA Loomis Sayles Bond Fund**	1,362 units	*	32,354
TA Putman Asset Allocation: Balanced**	18,750 units	*	340,425
TA Putman Asset Allocation: Conservative**	732 units	*	11,464
TA Putman Asset Allocation: Growth**	2,053 units	*	39,846
TA PBHG Emerging Growth Fund**	2,758 units	*	76,119
TA PBHG Growth Fund**	1,071 units	*	45,155
TA Putman Diversified Income Fund**	579 units	*	11,912
TA Strong Government Securities Fund**	420 units	*	8,394
TA Stein Roe Capital Opportunities Fund**	795 units	*	31,346
TA Balanced Fund**	15,462 units	*	424,445
TA Bond Fund**	3,517 units	*	58,135
TA Equity Fund**	7,576 units	*	427,669
TA Equity Index Fund**	5,022 units	*	163,318
TA Templeton Foreign Fund**	3,015 units	*	59,277
TA T Rowe Price International Bond Fund**	358 units	*	7,678

Common Stock:
Moto Photo, Inc. Common Stock**	48,633 shares	*	57,752

Paticipant Loans	7.50-10.00%	-	46,001
			$ 2,984,950

*Information not available.

**Indicates parties-in-interest to the Plan.

Moto Photo, Inc. Salary Savings Plan

EIN Number 31-1080650 / Plan No. 001

Line 27d - Schedule of Reportable Transactions

December 31, 1998

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Assets	Current Value of Assets on Transaction Date	Net Gain (Loss)

Category (iii) - Series of Transactions in Excess of 5 Percent of Plan Assets

Transamerica	TA Stable Value Fund	$ 23,957	$ 526,212	*	$ 550,169	*

Transamerica	TA Putnam Asset Allocation:
	Balanced	246,367	18,641	*	265,009	*

Transamerica	TA Balanced Fund	254,457	31,818	*	286,275	*

Transamerica	TA Equity Fund	100,953	46,094	*	147,046	*

Moto Photo, Inc.	Common stock	192,905	97,199	*	290,104	*

There were no category (i), (ii), or (iv) reportable transactions.

* - Information not available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Moto Photo, Inc. Salary Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Moto Photo, Inc. Salary Savings Plan

By: /s/ David A. Mason

David A. Mason

Trustee

Date: October 13, 1999